Filed Pursuant to Rule 433
Registration No. 333-130111

Transatlantic Holdings, Inc.	December 7, 2005
Terms and Conditions of the Issue

Issuer:	Transatlantic Holdings, Inc.

Ranking:	Senior Notes

Ratings (Moody's/ S&P):	A2/A-

Trade Date:	December 7, 2005

Settlement Date (T+5):	December 14, 2005

Maturity Date:	December 14, 2015

Notional Amount:	$750,000,000

Par Amount to Third Party Investors:	$300,000,000

Spread to Treasury(1):	130 bps

Yield to Maturity:	5.815%

Coupon:	5.750%

Public Offering Price:	99.512%

Company Purchase Price:	98.962%

Net Proceeds to Transatlantic Holdings, Inc. (net of underwriting discount and other expenses):	$743,234,750

Interest Payment Dates:	Semi-annually on the 14th of every December and June

First Coupon:	June 14, 2006

Day Count:	30/360

Redemption at the issuer option:	The Issuer may redeem some or all of the notes at anytime or from time to time at redemption prices described in the preliminary prospectus supplement dated December 5, 2005 of the Issuer plus accrued and unpaid interest, if any, to the date of redemption. For calculation purposes the Issuer will be able to redeem the notes at the comparable treasury rate plus 25 bps.

Minimum Denominations/Multiples:	$100,000 / $1,000

Settlement Cycle:

It is expected that delivery of the notes will be made against payment therefore on or about December 14th, 2005, which is the fifth business day following the date of pricing of the notes (such settlement cycle being herein referred to as “T+5”). Trades in the secondary market generally are required to settle in three business days after the securities are priced, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade certificates on the date of pricing or the next succeeding business day should consult their own advisors.

		Principal Amount
Book Managers:	Banc of America Securities LLC	$150,000,000

	Merrill Lynch, Pierce, Fenner & Smith	$150,000,000

CUSIP:	893521AA2

ISIN:	US893521AA22

Transatlantic Holdings, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents Transatlantic has filed with the SEC for more complete information about Transatlantic and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. The file number for Transatlantic's registration statement is 333-130111. Alternatively, Transatlantic, any underwriter or any dealer participating in this offering will arrange to send you the applicable prospectus if you request it by calling toll-free in the United States 1-800-248-3580.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

(1) Benchmark Treasury: 4.500% due 11/15 yielding 4.515%